SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol Reports its Results for the First Quarter of 2009

BOGOTA, Colombia, May 13, 2009/ --
•	In the first quarter of 2009, oil and gas production increased by 6.3%; sales volume increased 16.2%.
•	Non-consolidated net income for the first quarter of 2009 reached COP$ 1,609.26 billion, or COP$ 39.76 per share. Consolidated net income for the same period reached COP$ 1,608.44 billion.
•	Cash and investments at March 31, 2009 reached COP$ 11,555.6 billion.
•	The Company made several strategic acquisitions amounting to US$ 1,997 million.

Results for the first quarter of 2009 compared to results for the first quarter of 2008

Ecopetrol, S.A. (BVC: ECOPETROL; NYSE: EC), the Colombian integrated natural gas and oil company, announced today its non-consolidated and consolidated non-audited financial results for the first quarter of 2009. Financial statements were prepared and submitted in accordance with the Public Accountancy System (Regimen de Contabilidad Publica, RCP) issued by the National Accounting Office (Contaduria General de la Nacion) of Colombia, in Colombian pesos (COP$).

Financial highlights:

	Unconsolidated			Consolidated
(COP$ Billion)	1Q 2009	1Q 2008%		1Q 2009		1Q 2008%
Total sales	5,112.75	7,222.43	( 29.2%)	5,240.13		7,226.77		( 27.5%)
Operating profit	1,020.91	3,765.75	( 72.9%)	1,062.56		3,769.41		( 71.8%)
Net Income	1,609.26	2,293.34	( 29.8%)	1,608.44		2,293.33		( 29.9%)
Earnings per share (COP$)	39.76	56.66	( 29.8%)	39.74	*	56.66	*	( 29.9%)
EBITDA	1,629.23	4,201.22	( 61.2%)	1,755.55		4,204.89		( 58.2%)
EBITDA Margin	32%	58%		34%		58%

* For illustration purposes

“During the first quarter of 2009, Ecopetrol successfully implemented on its investment plan. In terms of operations, we increased our production and our sales volumes. As a result, we had a positive operating margin, despite a sharp decline in crude oil and natural gas prices,” said Javier G. Gutierrez, Company President.

“Furthermore, the strength of our balance sheet allowed us to make significant acquisitions that are key to the achievement of our strategic goals. These transactions, together with our competitive capacity to obtain blocks in national and international rounds, have increased the scope of our operations and helped strengthen our long-term growth,” added Mr. Gutierrez.

Market environment

The first quarter of 2009 was marked by a worsening of the world’s economic recession, with a strong impact on the fundamentals of commodities that pushed down their prices.

The Colombian economy grew at a lower rate, and the balance of payments’ current account fell sharply as a result of low commodity prices and less trade operations with Ecuador, the United States, and Venezuela. The persistent crisis in the United States’ financial sector and the risk aversion pushed investors to seek shelter in lower-risk assets, which contributed to the devaluation of the exchange rate in Colombia.

These trends began to revert towards the end of the quarter with the beginning of the recovery of the WTI price - which reached a maximum quotation of US$ 54,34/Bl by the end of March -, and with the revaluation of the exchange rate, which went down from an average of 2,512.34 COP$/US$ in February 2009 to 2,469.43 COP$/US$ in March 2009.

Sales volume results
Local Sales Volume (mboed)	Q1 2009	Q1 2008%
Crude Oil	83.6	73.1	14.4%
Natural Gas	62.9	67.8	(7.3%)
Gasoline	60.4	62.7	(3.8%)
Medium Distillates	90.2	88.4	2.1%
LPG and fuel oil	20.8	20.0	4.0%
Industrial and Petrochemical	14.0	14.6	(4.1%)
Other	0.1	1.3	(92.3%)
Total Local Sales	332.0	328.0	1.2%

Export Sales Volume (mboed)	Q1 2009	Q1 2008%
Crude Oil	183.9	131.9	39.5%
Products	56.5	44.3	27.5%
Natural Gas	22.8	8.3	175.3%
Total Export Sales	263.3	184.5	42.7%

Total Sales Volume	595.3	512.5	16.2%

During the first quarter of 2009, the total sales volume increased by 16.2% compared to the first quarter of 2008, mainly due to the 78.8 thousand barrels of oil equivalent per day (MBOED) growth in exports. The products that increased its exported volume were natural gas to Venezuela and heavy crude oils.

Regarding heavy crude oils, Castilla Blend rose from an export volume of 82.8 thousand barrels of oil per day (MBOD) in the first quarter of 2008 to 160.6 MBOD during the first quarter of 2009, offsetting the reduction in Vasconia oil exports which decreased from 30.1 MBOD in the first quarter of 2008 to 3.9 MBOD in the same quarter of 2009.

Domestic sales grew by 4 MBOED, mainly due to a 10.5 MBOD increase in crude oil sales to Sociedad Refineria de Cartagena S.A., which helped offset the 2.3 MBOD decline in gasoline sales. Such reduction was due to the beginning of the distribution in the supply plants of the country’s southwestern region of the 10% ethanol mix as of March 1, 2009, the lower consumption of liquid fuels resulting from the restrictions of the use of vehicles during the execution of infrastructure works in Bogota (extension of the “Pico y Placa” vehicle circulation restriction, daily from 6 A.M. to 8 P.M.), as well as the growing use of natural gas vehicles (ngv) driven by high gasoline prices within the domestic market.

In spite of the increase in ngv demand, natural gas consumption felt by 4.9 MBOED due to lower natural gas consumption for industry and electricity generation.

Non-Consolidated Financial Results

Unconsolidated
Income Statement (COP$ Billion)	Q1 2009	Q1 2008%
Local Sales	3,153.80	4,546.93	(30.6%)
Export Sales	1,723.06	2,461.25	(30.0%)
Sales of services	235.89	214.25	10.1%
Total Sales	5,112.75	7,222.43	(29.2%)
Variable Costs	2,585.55	2,216.80	16.6%
Fixed Costs	1,090.62	926.58	17.7%
Cost of Sales	3,676.17	3,143.38	16.9%
Gross profit	1,436.58	4,079.05	(64.8%)
Operating Expenses	415.67	313.30	32.7%
Operating Profit	1,020.91	3,765.75	(72.9%)
Non Operating Profit/(Loss)	1,193.57	(637.04)	287.4%
Income tax	605.22	835.37	(27.6%)
Net Income	1,609.26	2,293.34	(29.8%)

Earnings per share (COP$)	$39.76	$56.66	(29.8%)
EBITDA	1,629.23	4,201.22	(61.2%)
EBITDA Margin	32%	58%

The net income for the first quarter of 2009 reached COP$ 1,609.26 billion, 29.8% lower than the COP$ 2,293.34 billion reported in the first quarter of 2008.

The income per share for the first quarter of 2009 was COP$ 39.76, 29.8% lower compared to COP$ 56.66 in the first quarter of 2008.

During the first quarter of 2009, international prices fell sharply (US$/bl 43.1 average WTI as of March 2009, compared to US$/Bl 97.9 as of March 2008), which resulted in a 63.9% drop in the price of the crude oil basket, and a 51.5% decline in the product export basket.

Differentials of crude oils and oil products exported by Ecopetrol with reference to the WTI improved during the first quarter of 2009, when the average differential for crude oils was US$ 13.93/Bl compared to US$ 14.60/Bl in the first quarter of 2008.

Exports, however, went from a price equivalent to 78% of the WTI during the first quarter of 2008 to a price equivalent to 70% of the WTI in the first quarter of 2009, due to the fact that the percentage share of the heavy crude oils in Ecopetrol's export basket – which have larger discounts for quality – grew from 62.8% in the first quarter of 2008 to 87.5% during the first quarter of 2009.

In the first quarter of 2009, domestic prices for regular gasoline and diesel were above the international parity prices, due to the Government’s decision to capitalize a price stabilization fund.

In the case of regular gasoline, the regulated price was of an average COP$ 3,831/gallon, as compared to an international parity price of COP$ 2,596/gallon. The regulated price of diesel was COP$ 3,793/gallon, as compared to an international parity price of COP$ 3,503/gallon.

The difference between domestic prices and international parity prices are registered monthly as a payable or receivable account to Ministry of Energy and Mines for the Price Stabilization Fund (Fondo de Estabilizacion de Precios). Each quarter the Ministry of Mines and Energy calculates the net difference for each product and refiner or importer. Depending on the results of this calculation, the Fund must recognize the subsidy to the agents, or vice versa.

Therefore, while total volumes sold increased, the impact of the above mentioned factors resulted in total sales for the first quarter of 2009 – which reached COP$ 5,112.75 billion - being 29.2% lower than those registered during the same quarter of 2008.

The cost of sales increased 16.9% during the first quarter of 2009 compared to the levels registered in the first quarter of 2008, as a result of 16.6% and 17.7% increases in variable costs and fixed costs, respectively.

Variable costs accounted for 70.3% of the cost of sales in the first quarter of 2009, as compared to 70.5% in the same quarter of 2008.

The increase in variable costs is mainly due to an inventory variation in the first quarter of 2009. The Company’s accounting policy calculates total inventory using a floating average price, which for crude oil and oil products decreased by approximately 9.6 US$/bl from the beginning to the end of the first quarter of 2009.

Therefore, the final crude oil and oil product inventory closed at COP$ 1,356 billion as of March 2009, which, compared to COP$ 1,596 billion as of the end of December 2008, gave rise to a higher cost of sales of COP$ 240 billion in the first quarter of 2009. Of this increase, COP$ 199 billion was due to the change in inventory price, while the remaining COP$ 41 billion was related to volume reduction.

The effect was the opposite in the first quarter of 2008, as the final inventory value was COP$ 1,779 billion, while as of December 2007 it was COP$ 1,368 billion, which resulted in a $411 billion decline in the cost of sales during the first quarter of 2008.

Oil product imports also increased, mainly those of low-sulfur diesel to mix with the national production and meet fuel quality regulations and agreements, reaching 22 MBOD in the first quarter of 2009, compared to 12 MBOD imported during the first quarter of 2008.

In turn, amortization and depletion increased by 54.9%, from COP$ 254.73 billion in the first quarter of 2008 to COP$ 394.52 billion during the first quarter of 2009, as a result of higher investments in exploration and production projects capitalized in 2008. The greater capitalization is consistent with the Company’s greater investments.

Hydrocarbon purchases fell by 26.8% despite the rise in the volume of crude oil purchased to Agencia Nacional de Hidrocarburos (ANH), from 87.81 MBOD in the first quarter of 2008 to 94.12 MBOD during the first quarter of 2009. The price at which crude oil was purchased from ANH dropped from an average US$ 78.27/Bl in the first quarter of 2008 to an average US$ 31.56/Bl in the first quarter of 2009. The increase in purchases was mainly due to the need to complete the mix requirements of the Barrancabermeja refinery with lighter crude oils, as a result of the decline of the proprietary production of such crude oils.

The ANH invoices hydrocarbon purchases every month using preliminary monthly average prices and, at the end of each quarter, determines the final amount with the final prices, which gives rise to adjustments in the financial results of each quarter. To lower the impact of such adjustments, Ecopetrol calculates and records a monthly provision to approximate the invoiced preliminary value to the projected final value.

Fixed costs grew by 17.7% between the first quarter of 2009 and the same period in 2008, mainly due to higher fees for services hired through association contracts or directly by Ecopetrol, and to higher maintenance costs. The company continues renegotiating its service rates.

These increases are a sign of Ecopetrol’s higher production activity, and reflect the effect of the increase in labor costs due to the new salary policy, as well as the impact of certain non-recurring costs, among which are the costs of testing and starting-up new compressor stations in the Guajira fields -which will increase production capacity to meet natural gas export obligations with Venezuela-.

In line with the foregoing, gross income for the first quarter of 2009 reached COP$ 1,436.58 billion, 64.8% less as compared to the COP$ 4,079.05 billion reported for the first quarter of 2008. The gross margin was 28% for the first quarter of 2009, compared to 56% in the first quarter of 2008.

Operating expenses rose 32.7% in the first quarter of 2009 as compared to the first quarter of 2008 due to a 28.4% increase in Administrative Expenses following the amortization of goodwill of acquired companies Propilco, Petro-tech Peruana and Ocensa, as well as to higher labor costs resulting from the implementation of the new salary policy and the rising number of employees, which increased 11.4% between march 2008 and march 2009, according to the expansion of the company.

As part of operating expenses, Marketing and Projects expenses rose by 34.0%, mainly due to higher payments for the transportation of crude oil for export purposes and transportation of natural gas for the Barrancabermeja refinery and some clients, as well as to the evaluation of business opportunities, mainly exploration and production outside Colombia.

Non-operating income increased by 287.4% as compared to that of the first quarter of 2008, mainly due to the impact of the 14.2% devaluation of Colombian peso during the first quarter of 2009 on the treasury portfolios (the 72.37% of portfolio is composed by US$ dollar-denominated securities).

In the first quarter of 2009, with an average exchange rate of 2,408 COP$/US$, the net effect of the exchange rate variation was a gain of COP$ 1.080 billion, compared to a net loss of COP$ 643 billion for the first quarter of 2008, when a 1.911 COP$/US$ average exchange rate was applied. Net financial income amounted to COP$ 1,325.07 billion, as compared to a negative net financial result of COP$ 277.10 billion in the first quarter of 2008.

EBITDA for the first quarter of 2009 was COP$ 1,629.23 billion, compared to COP$ 4,201.22 billion reported in the same period of 2008. The EBITDA margin was 32%, as compared to 58% during the first quarter of 2008.

Unconsolidated
Balance Sheet (COP$ Billion)	Q1 2009	2008	%
Current Assets	18,713.72	14,882.03	25.7%
Long Term Assets	34,638.12	33,270.84	4.1%
Total Assets	53,351.84	48,152.87	10.8%
Current Liabilities	18,016.00	6,464.73	178.7%
Long Term Liabilities	7,604.06	7,067.39	7.6%
Total Liabilities	25,620.06	13,532.11	89.3%
Equity	27,731.78	34,620.76	(19.9%)
Total Liabilities and Shareholder´s Equity	53,351.84	48,152.87	10.8%

Memorandum accounts	168,298.71	118,649.94

* Under Colombian accounting rules, Ecopetrol is required to maintain in memorandum accounts record of transactions and financial information not recognized on the financial statements

As of March 31, 2009, Ecopetrol had assets in an aggregate amount of COP$ 53,351.84 billion, as compared to COP$ 48,152.86 billion at the end of 2008, while liabilities amounted to COP$ 25,620.06 billion, against COP$ 13,532.11 billion at the end of 2008. In turn, stockholders’ equity decreased as a result of the dividend distribution. On March 26, dividends of COP$220 per share were declared, COP$115 of ordinary dividends and COP$105 of extraordinary dividends, for a total of COP$ 8,903.95 billion.

The increase in current assets was mainly due to the realization of long-term investments such as bonds and private securities abroad, aimed at meeting the Company’s investment needs.

Current assets include the accounts receivable from the Ministry of Mines and Energy as acknowledgement of the price difference in gasoline and diesel in the amount of COP$ 4,059.34 billion, discriminated into COP$ 3,777.13 billion for the price difference in 2008, COP $182.45 billion for opportunity cost, and COP $99.76 billion for the price difference in 2007.

With reference to non-current assets, the following were included for the first quarter of 2009: the US$ 23 million capitalization of Ecopetrol America Inc., the US$ 417.8 million equity interest increase in Ocensa S.A., and the establishment of a US$ 58 million escrow account to support negotiations for the acquisition of Hocol.

The increase in liabilities is mainly due to the acknowledgement of the obligation to pay the dividends declared at the General Shareholders’ Meeting, in the amount of COP$ 8,903.95 billion, which must be paid in three installments during the months of April, August, and December 2009.

In turn, the stockholders’ equity is reduced by this value, which is transferred to liabilities as dividends payable.

The Shareholders’ Meeting also approved the establishment of a Legal Reserve (10%) of COP$ 1,163.07 billion, to reach COP$ 3,591.39 billion, and an Occasional Reserve for new explorations in the amount of COP$ 1,492.16 billion.

Cash position

Under the Public Accountancy System (Regimen de Contabilidad Publica, RCP) issued by the General Accountancy Department (Contaduria General de la Nacion) of Colombia, as of March 31, 2009, the Company had COP$ 11,555.6 billion in cash, cash equivalents, and investments, including those in portfolios at maturity for an amount of COP$ 206.76 billion, and had no financial indebtedness. The net cash from operating activities was COP$ 3,068.17 billion during the first quarter of 2009, as compared to COP$ 3,330.28 billion in the first quarter of 2008.

Consolidated Financial Results

The results of the following companies have been included for purposes of consolidated data for the first quarter of 2009: Ecopetrol S.A., Black Gold Re Ltda, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A. (as of February 2009), ODL Finance S.A. (as of February 2009), Ecopetrol Transportation Company (as of February 2009) and Ocensa S.A. (as of February 2009). For the first quarter of 2008, results were only consolidated with Ecopetrol S.A. Black Gold Re Ltda, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc., and Ecopetrol del Peru S.A.

Consolidated
Income Statement (COP$ Billion)	Q1 2009	Q1 2008%
Local Sales	3,187.16	4,546.93	(29.9%)
Export Sales	1,817.08	2,465.59	(26.3%)
Sales of services	235.89	214.25	10.1%
Total Sales	5,240.13	7,226.77	(27.5%)
Variable Costs	2,587.35	2,217.44	16.7%
Fixed Costs	1,170.59	926.58	26.3%
Cost of Sales	3,757.94	3,144.02	19.5%
Gross profit	1,482.19	4,082.75	(63.7%)
Operating Expenses	419.63	313.34	33.9%
Operating Profit	1,062.56	3,769.41	(71.8%)
Non Operating Profit/(Loss)	1,172.59	(640.71)	283.0%
Income tax	626.66	835.37	(25.0%)
Minority interest	(0.05)	$0.000	0.0%
Net Income	1,608.44	2,293.33	(29.9%)

Earnings per share (COP$)	39.74 *	56.66 *	(29.9%)
EBITDA	1,755.55	4,204.89	(58.2%)
EBITDA Margin	34%	58%

* For illustration purposes

The largest contributions from subsidiary companies to total sales for the first quarter of 2009 were made by Propilco S.A. -COP$ 200.92 billion- and Ocensa S.A. -COP$ 117.06 billion, which accounted for 6.1% of the consolidated revenues.

Gross profit for the first quarter of 2009 reached COP$ 1,482.19 billion, equivalent to a 28% gross margin.

Net income reached COP$ 1,608.44 billion, 29.9% below net income for the first quarter of 2008. For illustration purposes, the net income per share was COP$ 39.74 during the first quarter of 2009.

EBITDA for the first quarter of 2009 was COP$ 1,755.55 billion. The highest consolidated EBITDA was mainly contributed by Ocensa S.A. -COP$ 91.49 billion-, Propilco - COP$16.35 billion-, and Black Gold Re -COP$ 4.11 billion-.

Segments results

The segment results are calculated on the basis of transfer prices, considering international parity prices as reference. In addition, the methodology assigns fixed discounts to the crude oil that the Sales and Marketing segment supplies to Barrancabermeja refinery.

COP$ Billion	E&P	Refining	Transportation	Sales and Marketing	Corporate	TOTAL ECP
	1Q09	1Q09	1Q09	1Q09	1Q09	1Q09
Domestic Sales	1,812.94	2,366.89	488.55	944.90	(2,223.59)	3,389.69
International Sales	551.33	395.49	-	776.24	-	1,723.06
Total Sales	2,364.27	2,762.38	488.55	1,721.14	(2,223.59)	5,112.75
Net Operating Revenues	925.32	17.32	164.47	(77.63)	(8.57)	1,020.91
Net Income	755.34	188.75	137.12	(51.66)	579.71	1,609.26

The Exploration and Production segment contributed 46.9% of the net income - COP$ 755.34 billion - supported by an increase in the production of heavy crude oils for export purposes.

The Refining segment contributed COP$ 188.75 billion to the net income as a result of a refined product gross margin of US$ 9.4/Bl, which was affected by the impact of a drop in inventory prices.

The Transport segment achieved a net income of COP$ 137.12 billion, which includes the effect of revenues from larger transported volumes as compared to the January-March 2008 period, from 728.6 MBOD to 765.4 MBOD.

The Marketing and Sales segment had a net loss of COP$ 51.66 billion due to falling prices during the last quarter of 2008. As a result, the discounts previously agreed for exports delivered during the first quarter of 2009 were above those recognized by the market on the date the exports were invoiced.

The Marketing and Sales segment also assumes the differential of the discount on the crude oil delivered to the Barrancabermeja refinery.

In the first quarter of 2009, the Corporate segment contributed COP$579.71 billion to the net income, equivalent to 36% of the total net income, primarily due to exchange rate gains and the valuation of treasury investments.

Business segment highlights

Exploration

By March 2009, Ecopetrol had drilled 3 exploratory wells in directly operated and joint-venture fields, one in the Catatumbo Basin, one in Putumayo (Qüriyana-1, producer), and the other in the Llanos Basin. One well is being drilled in the Gulf of Mexico, while drilling at another has been suspended due to damages caused by the latest hurricane season. The commercial exploratory success index during the first quarter of 2009 reached 33%.

Ecopetrol acquired – directly and through joint ventures – 714.9 kilometers of seismic, while its partners acquired 285 kilometers, reaching a total of 1,000 kilometers. No seismic has been acquired abroad.

Below is a summary of exploration highlights during the first quarter of 2009:

•	January 21: Ecopetrol and Pacific Rubiales report an oil-producing well in Meta Department

Both companies announced that the Quifa-5 well, located within the department of Meta, produced surface hydrocarbons. The well was drilled by Meta Petroleum LTD., which operates the Quifa partnership agreement.

•	February 5: Ecopetrol increased its share in offshore blocks in Fuerte Norte and Fuerte Sur

Ecopetrol S.A. and BHP Billiton Petroleum Corporation, through its Colombian subsidiary, signed an agreement to increase Ecopetrol’s share in the Fuerte Norte and Fuerte Sur blocks. According to the terms and conditions of the contract, BHP Billiton assigned Ecopetrol 25% of its participation in both blocks. As a result, each company has 50% interest in the blocks.

•	March 17: Ecopetrol and Petrobras signed hydrocarbon exploration and production agreements in Peru

Through its branch in Peru, Ecopetrol signed two agreements with Petrobras Energia del Peru S.A. to acquire shares in two exploration and production blocks in Peru. Ecopetrol acquired a share of 50% in the first block (Lot 110) and of 25% in the second one (Lot 117).

•	March 19: Ecopetrol submitted the best proposals for 26 blocks in the Gulf of Mexico (US)

Ecopetrol S.A., through its branch Ecopetrol America Inc., submitted the most competitive proposals for 26 blocks, with a 100% share in 15 of them. The Company made a joint proposal together with Repsol E&P USA Inc for the remaining 11 blocks, where its interest ranges from 40% to 60%.

Production

The Company participated in the drilling of 142 development wells during the first quarter of 2009, 33 by Ecopetrol, and the remaining 109 in joint ventures. 127 development wells were drilled during the first quarter of 2008, 33 by Ecopetrol, and the remaining 94 with partners.

Gross equivalent natural gas and oil production rose 6.3%, from 431 MBOED in  the first quarter of 2008 (347.4 MBOD of crude oil and 83.6 MBOED of natural gas) to 457.7 MBOED (375.7 MBOD of crude oil and 82 MBOED of natural gas) in the first quarter of 2009.

The increase was achieved mainly in the production of heavy crudes: the Rubiales field increased its Ecopetrol-owned production from 15 MBOD during the first quarter of 2008 to 29.5 MBOD in the first quarter of 2009. Direct operation in the Apiay and Castilla area fields rose from 89 MBOD in the first quarter of 2008 to 103 MBOD in the first quarter of 2009.

Other fields that contributed to production growth during the first quarter of 2009 with respect to the same period in 2008 were La Cira and Casabe (the former from 7.8 MBOD to 11.3 MBOD, and the latter from 9.4 MBOD to 12 MBOD), despite the floods and heavy rainfall in the Magdalena Medio area.

In the first quarter of 2009, production was affected by a community protest in the Putumayo region that bore no relation to Company operations, but which cut down production in the area from 7.6 MBOD during the first quarter of 2008 to 5.1 MBOD in the first quarter of 2009.

Ecopetrol’s international assets (K2 and Petro-tech Peruana) contributed with an additional production of 6.2 MBOED during this same quarter, which is not included in the aforementioned production of Ecopetrol.

Lifting costs for the first quarter of 2009 declined to US$ 5.44 /Bl, in comparison with US$ 5.51/Bl in the first quarter of 2008, resulting from a combination of higher  production activity, higher costs in workover and related services, offset by a positive impact of exchange rate during the first quarter of 2009.

Refining

Hydro-treatment project in Barrancabermeja refinery which will reduce the sulfur content in diesel and gasoline has been 73.1% completed.

Cartagena Master Plan is in the stage of basic engineering, which should be finished by November 2009. The entire project should be operating by 2013, but some plants could be operating earlier.

The Barrancabermeja Modernization project, which will allow the refinery to improve the conversion factor to process heavy oil crudes and deliver world class products, is on the stage of conceptual engineering, and it is expected to be operating by the end of 2012.

213,400 daily barrels of crude oil were refined in the Barrancabermeja refinery during the first quarter of 2009, in comparison with 228,500 daily barrels refined during the first quarter of 2008, as a result of a scheduled repair work at unit 150 in March 2009.

Low crude oil prices resulted in improving margins during the first quarter of 2009, and moved forward the shutdown of the refineries for scheduled maintenance purposes. The 3:2:1 market crack spread increased by an average of US$ 3.38 /Bl in the first two months of 2009 against the same period in 2008.

In line with this, and as a result of the sale of oil products with better differentials against the WTI, the gross margin for Ecopetrol’s refined products during the first quarter of 2009 was of US$ 7.97/Bl, as compared to US$ 3.76/Bl in the first quarter of 2008. In turn, the theoretical refining gross margin of the Barrancabermeja refinery reached US$ 9.4/Bl in the first quarter of 2009, against US$ 3.15/Bl in the first quarter of 2008.

Crude oil prices began to recover as of mid-February, reaching a maximum price quote for the quarter of US$54.34/Bl towards the end of March. The 3:2:1 market crack spread between March 2009 and March 2008 felt by US$ 2.67/Bl.

The cost of refining at the Barrancabermeja refinery for the first quarter of 2009 was US$ 4.41/Bl against US$ 3.69/Bl in the first quarter of 2008. The variation was due mainly to the combined effect of a lower load and higher maintenance, personnel, and fuel (natural gas) costs, as offset by the positive effect of a higher exchange rate in the first quarter of 2009.

Transportation

The Apiay-Porvenir oil pipeline, to carry the rising heavy crude production from Apiay and Castilla, began an early operation phase in December 2008, and is expected to be in full operation in the last quarter of 2009.

The Oleoducto de los Llanos Orientales S.A. – ODL, owned by Ecopetrol and Pacific Rubiales Energy (65% and 35%, respectively), moved forward in the construction of the Rubiales–Monterrey oil pipeline to carry heavy crude from the Rubiales field, and is expected to be in operation in the last quarter of 2009.

The cost of transportation for the first quarter of 2009 was of COP$ 7.50 per barrel-kilometer (US$0.29 per barrel-kilometer) against COP$ 6.30 per barrel-kilometer (US$0.25 per barrel-kilometer) in the first quarter of 2008. The variation was mainly due to higher salary and maintenance costs, as well as higher project capitalization.

Investments

Investments during the first quarter of 2009, including acquisitions, reached COP$ 3,584 billion. Without considering acquisitions, organic investments increased to COP$ 1,222 billion, representing a 121% rise as compared to the organic investments in the same quarter of 2008, which reached COP$ 553 billion. There were no acquisitions during that quarter of 2008.

Of the total investments, including acquisitions, 23.9% were on upstream activities, mostly on mature fields and heavy crude fields; 7.7% on downstream activities; and the remaining 68.4% on new business deals and acquisitions, mainly Petro-tech Peruana (Offshore International Group) and Ocensa S.A.

Strategic developments

E&P acquisitions

Ecopetrol’s exploration and production strategy is focused on the production of one million barrels of oil equivalent per day by 2015. To reach this, the Company works on three fronts: developing current fields, finding new reserves, and acquiring national and international reserves.

Within this context, the following transactions took place in the first quarter of 2009:

Offshore International Group

With the joint acquisition of the Offshore International Group in equal parts by KNOC and Ecopetrol for US$ 900 million plus US$ 92 million in working capital, the Company acquired one of the exploration and production companies with the longest track record in Peru (Petro-tech Peruana) and its companies that provide maritime services in the northern coast of Peru, renowned for their experience in shallow water offshore operation, which contributes 12 MBOD, of which 50% corresponds to Ecopetrol (6 MBOD).

2P (proven + probable) total reserves estimated by Ecopetrol are 112 million equivalent barrels, of which 85 million correspond to 1P reserves. 50% of this corresponds to Ecopetrol.

Furthermore, Petro-tech Peruana has valuable exploratory resource potential, with 11 shallow-water blocks in Peru (1 in production and 10 in exploration stages), which comprised the third largest offshore surface in South America (9.5 million hectares).

Ecopetrol and KNOC's preliminary estimates are of annual average investments of US$ 250 million for the next 10 years. Current production level could be doubled by the end of this year, and future production increases will depend mainly on the results of the exploratory activity.

Hocol

Hocol´s acquisition (to be finalized in June) aims at strengthening Ecopetrol’s position in Colombia, providing reserves, production, and cash flow in the short run, as well as strengthening the Company’s exploration portfolio. In addition for an efficient production operation, HOCOL has 13 exploration blocks. The transaction value is US$ 580 million as company value plus an estimated US$ 168 million for working capital.

The agreement includes an additional payment clause in accordance with the 2P reserves to be certified at the Huron well, Niscota block, certification that is still pending. The clause contemplates the payment of an amount that depends on the average WTI price during the six months prior to the reserve certification date, and another payment corresponding to a percentage of the average WTI for the value of the 2P reserve certified, with a maximum value of US$ 50 million.

Ecopetrol estimates total reserves of 61 million barrels of oil equivalent in 2P reserves (proven + probable).

Downstream acquisitions

The Downstream strategy aims at improving margins through a rise in the refineries’ capacity and conversion level, the expansion of the petrochemical sector, the higher operating efficiency, as well as the expansion of the transport infrastructure to support Upstream and Downstream growth.

Cartagena S.A. refinery

On March 3, Ecopetrol announced the reaching of an agreement with Glencore on the main terms and conditions on which a sales agreement would be signed for all of Glencore's shares in Refinería de Cartagena S.A. (51%). Through this operation, Ecopetrol affirms its commitment to the development of the Project to expand and modernize the Cartagena refinery.

The base negotiation price is US$ 549 million, which may be adjusted as a result of the due diligence process undertaken by Ecopetrol. The estimated date for the finalization of the transaction was extended to May 29, 2009.

Currently, Ecopetrol is evaluating the synergies that may be achieved through the integration of the Barrancabermeja and Cartagena Modernization Master Plans, as well as the development of its petrochemical plan.

Moreover, the Company expects to optimize the scheduling of the joint production of both refineries and the use of the transportation systems between Barrancabermeja and Cartagena.

Ocensa S.A.

On March 17, Ecopetrol finalized the operation for the acquisition of the shares of Enbridge Inc. of Canada in Ocensa S.A., a strategic asset due to its position as most important crude output route from the area with the highest potential to the most important refining center and ports of export. Ecopetrol increased its share from 35.3% to 60%. The transaction value was US$ 417.8 million.

Presentation of results

On Thursday, May 14, Ecopetrol’s senior management will give two online presentations to discuss the results of the first quarter of 2009:

In Spanish	In English
8 AM Bogota (9 AM EDT)	10 AM Bogota (11 AM EDT)

The webcast will be available at www.ecopetrol.com.co. Please access the website 10 minutes before the start of the call to download the required software. A copy of the webcast will be made available for one year after the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL) is Colombia’s largest company as measured by revenue, profit, assets, and shareholders’ equity. Ecopetrol is also Colombia's only vertically integrated crude oil and natural gas company, with operations in Colombia, Brazil, Peru, and the U.S. Gulf Coast. Its subsidiary  companies include Colombia’s largest petrochemical producer, Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Perú S.A., Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy and Ecopetrol Transportation Company.  Ecopetrol is one of the 40 largest oil companies in the world, and one of the four largest oil companies in Latin America. It is mostly owned by the Republic of Colombia, and its stock is traded on the Bolsa de Valores de Colombia S.A. (BVC) under the ticker ECOPETROL and on the New York Stock Exchange through its ADR under the ticker EC. The company divides its operations into five business segments, which include exploration and production; transport; refining; marketing of crude oil, natural gas, and refined products; and a corporate center.

For further information on Ecopetrol, visit www.ecopetrol.com.co

Forward looking statements

This release contains forward looking statements relative to business prospects with reference to operating and financial results and to Ecopetrol’s growth prospects. These are mere projections, and, as such, are based only on top management expectations with reference to the future of the Company and its ongoing access to capital to finance the Company’s business plan. These projections basically depend on variations in market conditions, government regulations, pressure from competition, the performance of the Colombian economy and of the industrial sector, among other factors, and due to this, they are subject to changes without prior notice.

ECOPETROL:

    Investors Relations Director
Alejandro Giraldo
    Phone: +571-234-5190
    Fax: +571-234-5628
    E-mail: investors@ecopetrol.com.co

    Media relations (Colombia)
    Jorge Mauricio Tellez
    Phone: + 571-234-4329
    Fax: +571-234-4480
    E-mail: mauricio.tellez@ecopetrol.com.co

ECOPETROL S.A.
Non Audited Income Statement

	Unconsolidated				Consolidated
COP$ Million	1Q-09	1Q-08%		4Q-08	1Q-09	1Q-08%
Income
Local Sales	3,153,804	4,546,931	-31%	3,775,862	3,187,155	4,546,931	-30%
Export Sales	1,723,061	2,461,249	-30%	2,096,748	1,817,076	2,465,593	-26%
Sale of Services	235,888	214,254	10%	263,278	235,888	214,254	10%
Total Income	5,112,753	7,222,434	-29%	6,135,888	5,240,119	7,226,778	-27%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	1,399,973	1,913,668	-27%	1,676,560	1,399,973	1,913,668	-27%
Amortization and Depletion	394,519	254,729	55%	225,088	394,519	254,729	55%
Imported products	544,050	426,637	28%	192,455	544,050	426,637	28%
Inventories	240,005	(411,069)	158%	388,872	240,005	(411,069)	158%
Other	7,006	32,837	-79%	331,000	8,806	33,471	-74%
Fixed Costs
Depreciation	151,630	168,583	-10%	167,518	222,580	168,583	32%
Services Contracted with association	251,614	206,350	22%	415,349	251,614	206,350	22%
Maintenance	64,946	54,053	20%	272,707	64,946	54,053	20%
Other	622,428	497,595	25%	997,059	631,448	497,595	27%
Total Cost of Sales	3,676,171	3,143,383	17%	4,666,608	3,757,941	3,144,017	20%
Gross Profits	1,436,582	4,079,051	-65%	1,469,280	1,482,178	4,082,761	-64%
Operating Expenses
Administration	94,028	73,241	28%	126,321	100,428	73,282	37%
Selling and Projects	321,644	240,058	34%	628,350	319,199	240,058	33%
Operating Income	1,020,910	3,765,752	-73%	714,609	1,062,551	3,769,421	-72%
Non Operating Income (expenses)	1,193,568	(637,041)
Financial Income	3,147,425	1,515,315	108%	4,887,913	3,200,927	1,511,646	112%
Financial Expenses	(1,822,388)	(1,792,417)	2%	(3,273,121)	(1,874,833)	(1,792,417)
Non Financial Income	202,683	128,061	58%	671,504	203,010	128,061	59%
Non Financial Expenses	(334,152)	(488,000)	-32%	(297,500)	(356,516)	(487,999)	-27%
Income before income tax	2,214,478	3,128,711	-29%	2,703,405	2,235,139	3,128,711	-29%
Provision for Income Tax	605,217	835,366	-28%	651,103	626,655	835,366	-25%
Minority interest					(50)	-	0%
Net Income	1,609,261	2,293,345	-30%	2,052,302	1,608,434	2,293,345	-30%

EBITDA	1,629,228	4,201,217	-61%	1,150,941	1,755,551	4,204,886	-58%
EBITDA MARGIN	32%	58%		19%	34%	58%
EARNINGS PER SHARE	$39.76	$56.66	-30%	$50.71	$39.74 *	$56.66 *	-30%

* For illustration purposes

In the fourth quarter of 2008 COP$65,924 billion of BOMT´s amortization were reclassified from Selling expenses to Non financial expenses

ECOPETROL S.A.
Balance Sheet

	Unconsolidated			Consolidated
	At March 31,	Year ended December 31,		At March 31,	Year ended December 31,

COP$ Million	2009	2008	2007	2009	2008

Assets
Current Assets
Cash and cash equivalents	4,905,199	1,870,246	3,466,184	5,340,424	2,113,803
Investments	4,056,917	3,749,919	5,954,502	4,308,734	3,749,919
Accounts and notes receivable	5,823,977	5,443,419	2,269,645	6,345,547	5,877,282
Other	3,927,628	3,818,446	3,798,794	4,261,016	3,963,896
Total Current Assets	18,713,721	14,882,030	15,489,125	20,255,721	15,704,900
Non Current Assets
Investments	9,803,942	11,300,362	4,125,858	5,333,076	8,688,320
Accounts and notes receivable	204,772	193,135	202,565	161,609	194,912
Property, plant and equipment, net	8,205,783	7,202,263	6,151,951	10,760,563	8,077,488
Natural and environmental properties, Net	6,908,475	6,831,465	5,128,917	8,425,236	8,054,049
Resources delivered to administration	-	-	8,986,861	-	-
Other	9,515,147	7,743,614	8,009,939	9,597,665	7,982,743
Total Non Current Assets	34,638,119	33,270,839	32,606,091	34,278,149	32,997,512
Total Assets	53,351,840	48,152,869	48,095,216	54,533,870	48,702,412

Liabilities and Equity
Current Liabilities
Financial obligations	-	-	3,569	170,080	281,026
Accounts payable and related parties	12,969,595	1,787,526	1,141,161	12,859,069	1,708,647
Estimated liabilities and provisions	661,771	668,795	1,435,943	717,446	673,973
Other	4,384,631	4,008,406	3,478,984	4,464,972	4,036,126
Total Current Liabilities	18,015,997	6,464,727	6,059,657	18,211,567	6,699,772
Long Term Liabilities
Labor and pension plan obligations	2,247,638	2,164,787	10,316,041	2,247,638	2,164,787
Estimated liabilities and provisions	2,832,880	2,503,508	2,732,554	2,867,197	2,542,791
Other	2,523,543	2,399,091	2,179,321	2,558,403	2,432,394
Total Long Term Liabilities	7,604,061	7,067,386	15,227,916	7,673,238	7,139,972
Total Liabilities	25,620,058	13,532,113	21,287,573	25,884,805	13,839,744

Equity	27,731,782	34,620,756	26,807,643	27,730,956	34,619,717

Total Liabilities and Shareholder´s Equity	53,351,840	48,152,869	48,095,216	54,533,870	48,702,412

Memorandum Accounts	168,298,711	118,649,940	64,180,245	168,549,091	118,874,631

ECOPETROL S.A.
Non Audited Cash Flow Statement

	Unconsolidated				Consolidated

COP$ Million	1Q-09	1Q-08%		4Q-08	1Q-09	1Q-08%

CASH AT THE BEGINNING OF PERIOD	1,870,246	3,466,184		5,541,572	2,113,803	3,749,899
OPERATING ACTIVITIES
Cash received from clients	4,931,556	6,216,254	-21%	5,531,813	5,242,483	6,237,454	-16%
Cash from financial interest	208,144	325,498	-36%	974,305	208,905	325,638	-36%
Cash received from restricted FAEP fund and others	-	-	0%	-	-	-	0%
Other payments	-	-	0%	-	-	-	0%
Payment of financial interest	(7,859.00)	(155)	4970%	(232.00)	(7,859.00)	(155.00)	4970%
Cash paid to suppliers and contractors	(465,241)	(1,601,161)	-71%	(2,188,248)	(390,607)	(1,662,220)	-77%
Payment of royalties and other contributions	(798,838)	(565,740)	41%	(1,120,967)	(798,838)	(565,740)	41%
Payment of income and other taxes	(571,795)	(722,590)	-21%	(356,192)	(571,795)	(722,590)	-21%
Payment of salaries, fringe benefits and social security	(108,655)	(172,179)	-37%	(264,233)	(109,973)	(172,217)	-36%
Payment of retirement pensions and transfer to funds	(119,142)	(149,648)	-20%	(142,933)	(119,142)	(149,648)	-20%
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,068,170	3,330,279	-8%	2,433,313	3,365,012	3,290,522	2%

INVESTING ACTIVITIES
Net increase in investment	1,238,306	(1,695,073)	173%	(1,665,129)	1,247,240	(1,621,446)	177%
Investment in natural and environmental properties	(1,281,444)	(303,168)	323%	(2,251,065)	(1,332,810)	(348,610)	282%
NET CASH USED IN INVESTING ACTIVITIES	(43,138)	(1,998,241)	-98%	(3,916,194)	(85,570)	(1,970,056)	-96%

FINANCING ACTIVITIES
Dividends paid	-	-	0%	(2,327,170)	-	-	0%
Capitalization in Cash and additional paid-in capital	9,921	319,962	-97%	138,725	9,921	319,962	-97%
Payment of financial obligations	-	(3,569)	100%	-	(62,742)	(3,569)	1658%
NET CASH USED IN FINANCING ACTIVITIES	9,921	316,393	-97%	(2,188,445)	(52,821)	316,393	-117%

CASH VARIATION	3,034,953	1,648,431	84%	(3,671,326)	3,226,621	1,636,859	97%
CASH AT THE END OF PERIOD	4,905,199	5,114,615	-4%	1,870,246	5,340,424	5,386,758	-1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 13, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer